UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


                          For the month of June, 2003

                          GRUPO IUSACELL, S.A. de C.V.

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                 (Translation of registrant's name into English)


                            Prol. Paseo de la Reforma
                                      1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F
__X__  Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____ -

Documents Furnished By the Registrant

1. Press Release of the Registrant dated June 27, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.



Date: June 27, 2003                 /s/ Juan Carlos Merodio
                                    ------------------------
                                    Name:    Juan Carlos Merodio
                                    Title:   Senior Vice President Legal
                                             and Regulatory